Exhibit 99.1

PRESS RELEASE
Thursday 21 May 2026 – 17:00 CET
Regulated information

CMB.TECH RESULTS GENERAL MEETINGS

ANTWERP, Belgium, 21 May 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) announces that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2025. All other resolutions proposed by CMB.TECH’s Supervisory Board were also approved.

Reappointment of Supervisory Board members for a period of three years

Shareholders voted to reappoint independent director Catharina Scheers as member of the Supervisory Board until and including the ordinary shareholders’ meeting to be held in 2029. Furthermore, the General Meeting approved the reappointment of Debemar BV, permanently represented by Patrick De Brabandere, as non-independent member of the Supervisory Board for the same three-year term.

The General Meeting also approved the resignation of Bjarte Bøe as non-independent member of the Supervisory Board and the appointment of Bobship AS, permanently represented by Bjarte Bøe, as non-independent member of the Supervisory Board until the ordinary shareholders’ meeting to be held in 2029.

In addition, the General Meeting confirmed the co-optation and approved the appointment of Ms. Gudrun Janssens and Mr. Carl E. Steen as independent members of the Supervisory Board for a period of three years.

Shareholder distribution out of the available share premium
The general meeting also approved the proposed shareholder distribution of minimum USD 130 million and maximum USD 200 million out of the available share premium. This approval satisfies one of the conditions for approval by the Supervisory Board of a distribution of USD 0.64 per share, as referred to in the Company’s press release of 19 May 2026.

All other resolutions were approved as well and can be found in the convening notice on the CMB.TECH website.

The minutes of the General and Special general meeting of shareholders will be uploaded on the
CMB.TECH website in the “Investors” section under “General meetings”.

Announcement Q2 2026 results – 27 August 2026

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

PRESS RELEASE
Thursday 21 May 2026 – 17:00 CET
Regulated information

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.